FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 21, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on June 20, 2021

CELLCOM ISRAEL ANNOUNCES TEMPORARY ORDER TO
STAY PROCEDDINGS AGAINST XFONE TO FORMULATE A
DEBT ARRANGMENT

Netanya, Israel – June 21, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous reports regarding the dispute and legal proceedings against Marathon (018) Xfone Ltd., or Xfone and its controlling shareholders, and Xfone's unilateral motion to stay proceedings against it in order to formulate a debt arrangement, on June 17, 2021, an interim stay of proceedings order (until further decision) was granted against Xfone, including the legal proceedings taken by the Company against Xfone and annulment of temporary liens imposed by the Company regarding Xfone's assets inclusive of Xfone's assets held by Xfone 018 Ltd. (Xfone parent company). An arrangement manager was also appointed in accordance with the Israeli Commissioner of Insolvency's recommendation. A hearing on Xfone's motion for a stay of proceedings against it, including its motion for approval of an agreement to sell its activity to Widely Mobile Ltd., or Widely, will be held on June 30, 2021. In this regard, it should be noted that the Israeli Commissioner of Insolvency informed the court that it does not object to the temporary stay of proceedings until the hearing and that the requested approval for the sale of Xfone to Widely is premature and it will be possible to consider selling Xfone's activity to Widely in the future, subject to and after approval of the creditors' meetings to the debt arrangement, which may include such sale.

As stated in a previous report, the Company intends to file an objection to the approval of the motion in its current form and conditions and at this early stage it is unable to estimate its chances of success.

For additional details see our 2020 annual report on Form 20-F, dated April 28, 2021, under Item 4. Information on the Company – B. Business overview - Networks and Infrastructure - Network sharing agreement" and our quarterly report for the first quarter of 2021 on Form 6-K, dated May 20, 2021, under chapter A section 6 and our current report on Form 6-K, dated June 17, 2021.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date: For June 21, 2021	By:	/s/ Liat Menahemi Stadler
		Name:	Liat Menahemi Stadler
		Title:	VP Legal and Corporate Secretary